

Mail Stop 3720

May 3, 2007

Boyd Hendrickson
Chief Executive Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

>   **Re: Skilled Healthcare Group, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed April 27, 2007**
>   **File No. 333-137897**
>
>   **Skilled Healthcare Group, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-4**
>   **Filed April 27, 2007**
>   **File No. 333-137898**

Dear Mr. Hendrickson:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Expected Recent Results, page 9

1.   Please discuss your expected historical earnings/losses per share.

2.   Please present your expected pro forma earnings/losses per share.

3.   Please discuss the factors that contributed to the increases in your expected total revenue, EBITDA, operating profit and historical earnings/losses per share as compared to your prior comparable period.

Note 17. Stockholders' Equity, page F-34

4.   Please see the table. Revise the column "weighted average intrinsic value per share" to "aggregate intrinsic value based on IPO price."

*   *   *   *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Jonn R. Beeson, Esq.
        Latham & Watkins LLP
        Via Facsimile: (714) 755-8290